UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒                             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐                           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number 1-15525

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edwards Lifesciences Corporation

One Edwards Way
Irvine, California 92614
(949) 250-2500

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative and Investment Committee and Plan Participants of
Edwards Lifesciences Corporation 401(k) Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB), and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Schedule

The supplemental schedule included in Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP
Denver, Colorado
June 16, 2020

We have served as the Plan's auditor since 2018.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
Investments in Master Trust	$1,200,906,942	$891,124,518
Notes receivable from participants	12,501,293	11,474,934
Dividends and interest receivable	5,776	5,837
Contributions receivable	1,094,890	824,613
NET ASSETS AVAILABLE FOR BENEFITS	$1,214,508,901	$903,429,902

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2019	2018
Additions to net assets attributed to:
Net investment income from Master Trust	$272,159,636	$52,845,444
Interest income on notes receivable from participants	637,717	543,171
Contributions:
Participant contributions	53,024,887	46,356,278
Company contributions	30,266,653	25,572,994
Rollover contributions	11,397,827	11,773,781
Total contributions	94,689,367	83,703,053
Total additions	367,486,720	137,091,668
Deductions from net assets attributed to:
Benefits paid to participants	55,559,821	55,833,812
Administrative expenses	847,900	776,128
Total deductions	56,407,721	56,609,940
Net increase in net assets available for benefits	311,078,999	80,481,728
Net assets available for benefits:
Beginning of year	903,429,902	822,948,174
End of year	$1,214,508,901	$903,429,902

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participation in the Plan is available to employees of Edwards Lifesciences Corporation (the “Company” or "Edwards") who have met certain eligibility requirements, as described below.

Eligibility

Employees become eligible to participate in the Plan on the thirty‑first day after an employee is credited with an hour of service. Eligible individuals are those who are U.S. employees of the Company, or a subsidiary, division, or facility of the Company that has adopted the Plan, other than:

1.	U.S. employees covered by a collective bargaining agreement, unless the agreement provides for coverage under the Plan;

2.	Employees otherwise excluded from the groups of employees to whom the Plan is extended;

3.	Leased employees who are employed by another company that provides services to Edwards;

4.
Individuals who perform services under a written or verbal agreement that classifies them as independent contractors or that otherwise contains a waiver of participation in the Plan, regardless of such individual’s employment status under common law;

5.	Any employee classified as a “proctor”;

6.	Employees who are classified as interns, unless they are credited with 1,000 hours of service within a consecutive 12‑month period; and

7.	Individuals employed by an employer whose entire amount of non-imputed U.S. source income is paid to a U.S. taxing authority.

Plan Administration

The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the “Committee”). The Committee has authority, responsibility, and control over the management of the assets of the Plan. Members of the Committee are appointed by the Board of Directors of the Company and are employees of the Company. Voya Institutional Trust Company (“Trustee”) serves as trustee and custodian of the Plan’s assets, and Voya Institutional Plan Services, LLC provides record keeping services for the Plan.

Contributions

The Plan allows tax deferred contributions intended to qualify under Section 401(k) of the Internal Revenue Code (“IRC”). Eligible participants may make pre-tax and/or Roth contributions up to 25% of their eligible annual compensation within certain limitations. The Company matches the first 4% (first 3% prior to July 1, 2018) of the participant’s annual eligible compensation contributed to the Plan on a dollar-for-dollar basis, and the next 2% of the participant’s annual eligible compensation to the Plan on a 50% basis.

In addition, if a participant is age 50 or older, the participant is allowed to make additional catch-up contributions within certain IRC limitations. Certain employees are also eligible for transitional contributions related to the Company’s spin-off from Baxter International, as described more fully in the Plan document.

The Plan has an automatic enrollment feature whereby eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible pay. Participant contribution rates are automatically increased by 1% each year thereafter until they reach 6% of eligible pay (5% prior to July 1, 2018). Employees may opt out of the automatic enrollment, stop contributions, or modify their contribution rate at any time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and the allocation of the participant’s share of the Plan’s net earnings and losses, net of certain investment management fees. Allocations are based on participant account balances, as defined.

Vesting

Participants are immediately fully vested in their Plan accounts (other than their Company matching contributions) plus actual earnings thereon. Vesting in a participant’s Company matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests in Company matching contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. Upon termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Notes Receivable from Participants

Participants may borrow an amount ranging from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The notes bear interest based on the applicable prime rate at the time of issuance plus 1%, and have a maximum term of five years (or ten years if used to acquire a home). The loans are collateralized by the participants’ vested interest in their accounts and any additional collateral as the Committee may require. Principal and interest are generally paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service or otherwise becoming eligible to receive benefits, a participant may elect to (1) receive a lump-sum amount equal to the value of the participant’s vested account, (2) receive periodic installments, or (3) transfer the balance in the participant’s vested account to another qualified plan. Vested accounts of $1,000 or less will be automatically paid in a lump-sum amount. Vested accounts between $1,000 and $5,000 will be automatically distributed into an individual retirement account designated by the Committee if the participant does not elect within 90 days to (1) have such distribution paid directly to an eligible retirement plan specified by the participant, or (2) receive the distribution directly in accordance with the Plan.

A participant may make withdrawals from the participant’s vested accounts (except as provided in the Plan document) if the participant is over age 59 ½, is fully vested and has completed five years of Plan participation. Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the IRC.

Administrative Expenses

Substantially all costs and expenses incurred in the administration of the Plan are paid from the assets of the Plan.

Forfeitures

A participant’s non-vested balance is forfeited at the time of termination of employment. Forfeitures may be used to offset future Company matching contributions. Forfeitures of $530,986 and $502,182 were used to offset Company matching contributions during 2019 and 2018, respectively. Forfeitures outstanding were $907,354 and $507,878 at December 31, 2019 and 2018, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investment in the Master Trust (see Note 4) is recorded at the net asset value ("NAV") of the underlying investments within the Master Trust. The Master Trust’s assets are primarily invested in funds managed by the Trustee through a commingled employee benefit funds trust.  Units have been purchased in funds which invest primarily in securities of major U.S. companies, international equity securities in both developed and emerging markets, and government agency fixed income securities. These investments are stated at fair value.

Purchases and sales of securities are recorded by the Master Trust on a trade-date basis.  Realized gains and losses for security transactions are reported using the average cost method.  Net appreciation in the Master Trust includes realized gains and losses on the sale of investments, and unrealized appreciation or depreciation.  Interest and dividend income are recorded on an accrual basis, and dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued interest.  Delinquent participant loans are treated as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements.  Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

The Plan provides for various investment options in any combination of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Plan’s Stable Value Fund, a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts, bank investment contracts, and a wrapped portfolio of fixed income instruments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of any such event is probable.

Subsequent Events

Subsequent to December 31, 2019, the Coronavirus disease 2019 pandemic has adversely impacted and may further adversely impact the Plan's assets. The full extent to which the pandemic will directly or indirectly impact the financial markets will depend on future developments that are highly uncertain and difficult to predict. These developments include, but are not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or address its impact, U.S. and foreign government actions to respond to the reduction in global economic activity, and how quickly and to what extent normal economic and operating conditions can resume.

On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") which included several relief provisions available to tax-qualified retirement plans and their participants. The Plan has adopted the CARES Act provision allowing qualified participants to delay loan payments due on new or existing loans from March 27, 2020 through December 31, 2020.

New Accounting Standards Implemented

In February 2017, the Financial Accounting Standards Board ("FASB") issued an amendment to the accounting guidance on employee benefit plans. The amendment requires that a plan’s interest in a master trust and any change in that interest be presented in separate line items on the face of the plan’s financial statements. In addition, the amendment requires that all plans disclose the dollar amount of their interest in each type of investment and removes the requirement to disclose the percentage interest in the master trust for plans with divided interests. The guidance was effective for fiscal years beginning after December 15, 2018. The Company adopted the guidance on January 1, 2019 and applied the guidance retrospectively to all periods presented. The adoption of this guidance did not have a material impact on the Plan's financial statements.

3.      Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  The Company prioritizes the inputs used to determine fair values in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.
Level 2 – Inputs, other than quoted prices in active markets, that are observable, either directly or indirectly.
Level 3 – Unobservable inputs that are not corroborated by market data.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table summarizes the Plan’s financial instruments which are measured at fair value on a recurring basis as of December 31, 2019 and 2018:

December 31, 2019

	Level 1	Level 2	Level 3	Total
Common stock	$435,828,455	$—	$—	$435,828,455
Mutual funds	392,233,598	—	—	392,233,598
Certificates of deposit	—	423,292	—	423,292
Subtotal	$828,062,053	$423,292	$—	828,485,345
Cash and cash equivalents				5,236,393
Common/collective trust funds measured at NAV (a)				367,185,204
Total investments				$1,200,906,942

December 31, 2018

	Level 1	Level 2	Level 3	Total
Common stock	$306,815,749	$—	$—	$306,815,749
Mutual funds	287,091,245	—	—	287,091,245
Certificates of deposit	—	181,002	—	181,002
Subtotal	$593,906,994	$181,002	$—	594,087,996
Cash and cash equivalents				2,299,267
Common/collective trust funds measured at NAV (a)				294,737,255
Total investments				$891,124,518
 _______________________________________

(a)
In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Common stock and mutual fund investments are valued at fair value based on quoted market prices reported on the active markets on which the individual securities are traded, and are categorized as Level 1.

Certificates of deposit are measured at amortized cost, which approximates fair value, and are categorized as Level 2.

Cash and cash equivalents consist of money market funds and monies on deposit for transactions pending settlement. Common/collective trust funds and money market funds are valued using the NAV provided by the administrator of the fund.  The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

As of December 31, 2019, there were no unfunded commitments related to common/collective trust funds or money market funds.  Investments in these funds can be redeemed daily and, in general, do not have a redemption notification period.  Investments in the Plan's Stable Value Fund can be held in the fund for up to 24 months from the date of a redemption request. It is not probable that investments in these funds would be sold at amounts that differ materially from the NAV of the units held.

During the years ended December 31, 2019 and 2018, there were no transfers in or out of Levels 1 or 2 of the fair value hierarchy.

4. Investments

The Master Trust, administered by Voya Institutional Trust Company, holds the assets of the Plan and the Edwards Lifesciences Technology SARL Retirement Savings Plan.

The accompanying Statements of Net Assets Available for Benefits reflect the apportioned share of the underlying Plan assets and liabilities of the Trust.  Allocations of net income from the Trust are based on the Plan’s net assets at the beginning of the year with adjustments for contributions and benefit payments made during the year.

Summarized financial information for the Trust as of December 31, 2019 and 2018 is as follows:

	Master Trust		Plan's Interest in Master Trust Assets
	2019	2018	2019	2018
Net assets held by Master Trust:
Common stock funds	$451,856,213	$318,981,086	$435,828,455	$306,815,749
Mutual funds	399,367,573	292,773,490	392,233,598	287,091,245
Common/collective trusts	388,589,202	312,474,100	367,185,204	294,737,255
Certificates of deposit	423,292	181,002	423,292	181,002
Cash and cash equivalents	5,236,416	2,299,340	5,236,393	2,299,267
Net assets held by Master Trust	1,245,472,696	926,709,018	1,200,906,942	891,124,518
Plus:
Accrued interest and dividends	5,779	5,837	5,776	5,837
Total	$1,245,478,475	$926,714,855	$1,200,912,718	$891,130,355

Investment income from the Master Trust's investments for the years ended December 31, 2019 and 2018 is as follows:

	Years Ended December 31,
	2019	2018
Net appreciation in fair value	$265,342,892	$36,411,190
Dividend income	12,122,518	15,072,475
Interest income	4,324,580	3,985,403
Investment income of the Master Trust	$281,789,990	$55,469,068

5. Distribution Priorities upon Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend, or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants’ beneficiaries.

6. Tax Status of the Plan

The Company has received a favorable determination letter from the Internal Revenue Service (“IRS”) on the Plan’s federal income tax status.  Although the Plan has since been amended, the Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor or IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions.

7. Exempt Party-in-Interest Transactions

Parties-in-interest are defined under the Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, an employer whose employees are covered by the Plan, and certain others.  At December 31, 2019 and 2018, the Plan, through its investment in the Master Trust, held shares of common stock of the Company, as follows:

	2019	2018
Shares of Edwards Lifesciences stock held by Plan	1,762,323	1,872,454
Value of Edwards Lifesciences stock held by Plan	$411,132,263	$286,803,803
Plan’s investment in Edwards Lifesciences stock as percentage of total net assets available for benefits	33.9%	31.7%

Certain assets of the Master Trust are loans to Plan participants.  These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2019 and 2018:

	2019	2018
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$1,214,508,901	$903,429,902
Deemed distributions	(228,394)	(170,725)
Participant withdrawals payable	(154,084)	—
Net assets available for benefits per Form 5500	$1,214,126,423	$903,259,177

	2019	2018
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits per the financial statements	$311,078,999	$80,481,728
Deemed distributions	(57,669)	(100,007)
Participant withdrawals payable	(154,084)	—
Net income per Form 5500	$310,867,246	$80,381,721

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Schedule H – line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2019

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value
*	Notes Receivable from Participants	Varying maturity dates with interest rates ranging from 4.3% to 6.5%	—	$12,501,293

*                    Party-in-interest for which a statutory exemption exists.

**             Cost information is not required for participant-directed investments and, therefore, has not been included in this schedule.

SIGNATURE

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES CORPORATION 401(K) SAVINGS AND INVESTMENT PLAN

June 16, 2020	By:	/s/ CHRISTINE Z. MCCAULEY
Christine Z. McCauley
Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm